MetLife Investors Distribution Company

1095 Avenue of the Americas

New York, New York 10036

December 9, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MetLife Insurance Company USA (“Registrant”)
MetLife Shield Level Selector 3-Year
Form S-3 - Pre-Effective Amendment No. 1 to the Registration Statement
SEC File No. 333-207091

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned, as principal underwriter for MetLife Shield Level Selector 3-Year annuity issued by the above-referenced Registrant, hereby requests the acceleration of the effective date of the above-captioned pre-effective amendment to the Registration Statement on Form S-3 to December 30, 2015, or as soon thereafter as practicable.

Sincerely,

METLIFE INVESTORS DISTRIBUTION COMPANY

By:	/s/ Donald Leintz
Name: Donald Leintz
Title: Vice President